On July 18, 2005, TIAA-CREF College Retirement Equities
Fund ("CREF") held a special shareholder meeting so that CREF shareholders could consider and vote upon certain matters. A summary of these matters and the results of the shareholder meeting are included in CREF's December
31, 2005 annual report, which is included in CREF's 2005 annual N-CSR filing with the Securities and Exchange
Commission.